SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 10, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TERM OF AGREEMENT ENTERED INTO
BETWEEN THE STATE OF SÃO PAULO,
COMPANHIA DE SANEAMENTO BÁSICO
DO ESTADO DE SÃO PAULO AND THE
DEPARTMENT OF WATER AND
ELECTRICITY – DAEE.

The parties below:

1.      The State of São Paulo (“State”), Legal entity governed by public law, through the Treasury Office, represented herein by its head officer, Mr. Renato Augusto Zagallo Villela dos Santos;

2.      Companhia de Saneamento Básico do Estado de São Paulo (“Sabesp” or “Company”), mixed capital and publicly-held Company, corporate taxpayer’s ID (CNPJ) 43.776.517/0001-80, headquartered at Rua Costa Carvalho no 300, in the City and State of São Paulo, represented herein by its Chief Executive Officer, Mr. Jerson Kelman, jointly with the Chief Financial Officer and Investor Relations Officer, Mr. Rui de Brito Álvares Affonso; and

3.      Department of Water and Electricity (“DAEE”), independent governmental entity, headquartered at Rua Boa Vista no 170, in the City and State of São Paulo, corporate taxpayer’s ID (CNPJ) 46.853.800/0001-56, represented herein by its Superintendent, Mr. Ricardo Daruiz Borsari, jointly with its Chief Financial Officer, Mr. José Borzani Neto.

Severally referred to as “Party” and jointly as “Parties”, and as intervening party,

4.      Sanitation and Water Resources Secretariat of the State of São Paulo (“SSRH”), represented herein by its head officer, Mr. Benedito Pinto Ferreira Braga Júnior.

WHEREAS

I.                   the STATE, by force of the State Law nº 4819/58 of August 26, 1958, revoked by Decree-law nº 200 of May 13, 1974, is liable for the charges deriving from the retirement supplementary benefits and pension plan to SABESP’s retirees and pensioners, observing the payment criteria set forth by the State Department of Personnel Expenses – DDPE, created by legal advice of the Treasury Office’s Legal Consulting, State Attorney General Office – PGE and related laws;

II.                Pursuant to the “Term of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants” (“Term of  Recognition”) executed between the STATE, SABESP and DAEE, and SSRH (at that time, Department of Water Resources, Sanitation and Works) as intervening party on December 11, 2001, the State undertook, amongst other obligations, to reimburse Sabesp for the amount disbursed thereby between March 1986 until November 2001, as payment of benefits referred to by the State Law no 4,819 of August 26, 1958 (“Benefits”);

III.             Pursuant to the Third Amendment to the Term of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants (“Third Amendment”), executed between the State, Sabesp and DAEE, on November 17, 2008, the Parties acknowledge the Nominal Undisputed Amount calculated by Fipecafi (Research Institute of Accounting Actuarial & Financial Foundation) of five hundred and seventy million, six hundred and ninety thousand, two hundred and eighty-three reais and eighty-four cents (R$570,690,283.84), which restated until September, 2008, resulting in an Undisputed Amount acknowledged by  the State and Sabesp of nine hundred and fifteen million, two hundred and fifty-one thousand, two hundred reais and sixty-eight cents (R$915,251,200.68);

IV.             The Third Amendment set forth the payment of Undisputed Amount to Sabesp by means of:

a.       DAEE transfers to Sabesp the reservoirs of Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova, which compose the Alto Tietê system (“Reservoirs”) totaling six hundred and ninety-six million, two hundred and eighty-three thousand, four hundred and sixty-five reais and forty-nine cents (R$696,283,465.49); and

b.      payment of the Outstanding Balance of two hundred and eighteen million, nine hundred and sixty-seven thousand, seven hundred and thirty-five reais and nineteen cents (R$218,967,735.19), as the difference between the Undisputed Amount and the financial credit corresponding to the value of Reservoirs, made in one hundred and fourteen (114) monthly and consecutive installments, in the amount of one million, nine hundred and twenty thousand, seven hundred and sixty-nine reais and sixty-one cents (R$1,920,769.61);

V.                the transfer of reservoirs was accepted by Sabesp on a provisional basis (Clause One, Paragraph Two of the Third Amendment), and Sabesp also offered a provisional acquittance, thus, establishing a financial credit corresponding to the value of reservoirs, in the amount of six hundred and ninety-six million, two hundred and eighty-three thousand, four hundred and sixty-five reais and forty-nine cents (R$696,283,465.49), setting forth, in the Paragraph six of referred Clause One that the final acquittance will only occur when the Reservoirs areas are formally registered on behalf of Sabesp, at the appropriate Register of Deeds;

VI.             Eventual Reservoirs ownership transference to Sabesp in the future, after favorable court decision, would conclude the amount in the agreement provided for the in the Third Amendment, without any outstanding balance to Sabesp, whether related to the principal amount or the monetary restatement;

VII.          since the Reservoirs are assets of great interest for Sabesp, the Parties are jointly endeavoring their efforts to make feasible the Reservoirs ownership transfer to Sabesp, thus, overcoming the legal uncertainty caused by the Public Civil Lawsuit brought by the State Prosecution Office before the 12th Lower Treasury Court of São Paulo (Proceeding no.1559/053/03/025681-2), which resulted in the lower court decision against which an Appeal was filed no. 412,899,5/9-00, and whose effects were suspended by the Court of Justice of São Paulo’s order (Motion for Stay of Proceeding no 116,474,0/0-00) – which annuls the commitment assumed by the Parties in the Term of Recognition of transferring rights over Reservoirs grounded on Article 7, Sole Paragraph of São Paulo State Law no 10,058/68;

VIII.       up to date, due to forces beyond the Parties’ control, the Justice has not resolved yet on allowing the Reservoirs ownership transfer, and the Parties acknowledge they cannot foresee an estimated date for the final decision and if such decision will authorize or not this transfer;

IX.             the financial credit which would be settled definitively with the transfer of Reservoirs, calculated in September 2008 in the amount of six hundred and ninety-six million, two hundred and eighty-three thousand, four hundred and sixty-five reais and forty-nine cents (R$696,283,465.49), restated for February  2015, based on the Amplified Consumer Price Index– IPCA, published by the Brazilian Institute of Geography and Statistics – IBGE (“IPCA-IBGE”), is one billion, twelve million, three hundred and ten thousandand ninety-five reais and sixteen cents (R$1,012,310,095.16);

X.                the State has been making the due payments referring to the Outstanding Balance of two hundred and eighteen million, nine hundred and sixty-seven thousand, seven hundred and thirty-five reais and nineteen cents (R$218,967,735.19), restated as set forth by the Third Amendment and until January 2015, the State has paid all the due installments;

XI.             the State, through the Treasury Office, holds the shares of preferred stock of Companhia de Transmissão de Energia Elétrica Paulista- CTEEP (“Shares”), listed at the Stock Exchange of São Paulo – Bovespa, free and available for sale, under the ticker TRPL4, whose market value, based on the share closing price on March 17, 2015 is R$39.25.

The Parties resolve to enter into this present Term of Agreement (“Term of Agreement” or “Instrument”), which shall be ruled by the following clauses and conditions, binding the parties by themselves and eventual successors.

CLAUSE ONE – NON-EFFECTIVENESS OF TRANSFER OF RESERVOIRS

As the Reservoir ownership transfer to Sabesp has not been materialized until the signature date hereof, the Parties acknowledge that the Undisputed Amount owed by the State has not been definitively settled, which would be paid with the Reservoirs.

CLAUSE TWO – ADJUSTED CREDIT

The Parties agree that the financial credit referring to the amount which would be settled definitively with the Reservoirs ownership transfer, restated for February 2015 is one billion, twelve million, three hundred and  ten thousand and ninety-five reais and sixteen cents (R$1,012,310,095.16).

Sole Paragraph – The amount described in the Caput is comprised by the following amounts: Principal Amount of Credit of six hundred and ninety-six million, two hundred and eighty-three thousand, four hundred and sixty-five reais and forty-nine cents (R$696,283,465.49), and Inflation Adjustment Credit of three hundred and sixteen million, twenty-six thousand, six hundred and twenty-nine reais and sixty-seven cents (R$316,026,629.67) calculated between September 2008 and February 2015.

CLAUSE THREE – CHANGE IN PAYMENT CONDITIONS OF THE PRINCIPAL AMOUNT OF CREDIT

The payment conditions originally agreed upon in the Third Amendment referring to the Reservoirs ownership transfer is hereby replaced with the assets described below, and the State undertakes to pay the Principal Amount of Credit in one hundred and eighty (180) installments, as follows:

A)    The first twenty-four (24) installments will be settled through the immediate transfer of 2,221,000 shares of preferred stock issued by Companhia de Transmissão de Energia Elétrica Paulista – CTEEP,  TRPL4 type, in the total amount of eighty-seven million, one hundred and seventy-four thousand, two hundred and fifty reais (R$87,174,250.00) “Shares Value”;

B)    The balance of six hundred, nine million and one hundred, nine thousand and two hundred, fifteen reais and forty-nine cents (R$609,109,215.49) will be adjusted as per Paragraph Four of this CLAUSE and paid in cash  by the remaining one hundred and fifty-six (156) equal and successive monthly installments, beginning on April 5, 2017 (“Installment Payment”).

Paragraph One – The Shares Value was calculated based on the BOVESPA’s share closing price of March 17, 2015 of thirty-nine reais and twenty-five cents (R$39.25) per share, corresponding to the current market value of referred asset.

Paragraph Two – Sabesp accepts the Shares issued by CTEEP as part of payment of Principal Amount of Credit by the amount established above for Shares Value, corresponding to the payment.

Paragraph Three – Shares will be paid in kind to Sabesp, all of them free and clear of any burden or encumbrance, assigning to Sabesp all the rights inherent thereto, including equity and political rights and Sabesp may transfer or dispose shares without restrictions.

Paragraph Four – the balance payable referred to by item B of Caput of this CLAUSE shall be adjusted until the initial payment date, in order to include the IPCA-IBGE variation or another index to replace it.

Paragraph Five – once payments start, the individual amount of installments referred to by previous Paragraph shall be adjusted only once every twelve (12) months, as of April 5, 2017 to include the annual variation of IPCA-IBGE, or another index to replace it, plus interest rates of half percent (0.5%) per month.

CLAUSE FOUR – UNAPPEALABLE COURT DECISION AUTHORIZING THE TRANSFER OF RESERVOIRS

As the Reservoirs are assets of great interest for Sabesp, the parties agree that if unappealable court decision is rendered AUTHORIZING the transfer of Reservoirs, and without any restrictions, the Reservoirs ownership will be transferred to Sabesp, subject to the following terms and conditions:

Paragraph One – In the event the Reservoirs ownership is effectively transferred with registration at the appropriate real estate district, Sabesp shall reimburse the State the Principal Amount of Credit paid through the shares, the Shares Value, added to the Installment amount paid until the transfer date of Reservoirs.

Paragraph Two – The reimbursement of amounts shall observe the following principles:

a.       The total amount to be reimbursed shall be the sum of Shares Value, i.e., eighty-seven million, one hundred and seventy-four thousand, two hundred and fifty reais (R$87,174,250.00), monetarily adjusted by IPCA-IBGE, or another index to replace it, until the reimbursement start date, added to the nominal value of each installment received by Sabesp referring to the Installment Payment, also monetarily adjusted by IPCA-IBGE, or another index to replace it, until the reimbursed initial date (“Reimbursed Amount”).

b.      The Reimbursed Amount shall be paid in sixty (60) equal and consecutive monthly installments, the first one to mature 30 days after the reservoirs transfer, or in the event of bank holiday, on the next subsequent business day and other installments on same day of subsequent months, or in the event of bank holiday, on the next subsequent business day.

c.       The individual amount of installments referred to by previous Paragraph shall be adjusted only once every twelve (12) months, to include the annual variation of IPCA-IBGE, or another index to replace it.

Paragraph Three – The transfer of Reservoirs, Sabesp’s reimbursement of amounts under the terms of this CLAUSE and the settlement of the Outstanding Balance under the terms of the Third Amendment, fully settles the State’s obligation related to the payment of the Undisputed Amount, under the terms of the Third Amendment, extinguishing in the origin, the application of Inflation Adjustment Credit referred to by sole Paragraph of CLAUSE TWO hereof.

Paragraph Four – Should the provisions of this CLAUSE occur, there will be no outstanding balance by the State, in relation to the Principal Amount of Credit, whether in relation to the Inflation Adjustment Credit, therefore, discontinuing the Installment Payment.

CLAUSE FIVE – TRANSFER OF RESERVOIRS IS UNFEASIBLE

The parties agree that the unappealable court decision that makes UNFEASIBLE the  Reservoirs Transfer results in the inapplicability of payment of the Principal Amount of Credit through the transfer of Reservoirs, therefore, the Principal Amount of Credit constitutes an unpaid financial credit with the transfer of Reservoirs in view of the Third Amendment.

Paragraph One – Should the provisions in the Caput of this CLAUSE occur, the terms of the CLAUSE THREE hereof shall endure referring to the payment of Principal Amount of Credit, remaining the amount of Inflation Adjustment Credit referred to by Paragraph One of CLAUSE TWO to be paid by the State to Sabesp.

Paragraph Two – The amount to be paid by the State to settle the Inflation Adjustment Credit of three hundred and sixteen million, twenty-six thousand, six hundred and twenty-nine reais and sixty-seven cents (R$316,026,629.67) shall be monetarily adjusted based on IPCA-IBGE as of February 2015 until the payment start date set forth in item ‘a’ below and payment shall be made according to the following principles:

a.       The amount shall be paid in sixty (60) equal and consecutive monthly installments, the first one to mature 30 days after the payment of the last installment referring to the Principal Amount of Credit or in the event of bank holiday, on the next subsequent business day, and other installments on same day of subsequent months, or in the event of bank holiday, on the next subsequent business day.

b.      The individual amount of installments referred to by previous item shall be restated only once every twelve (12) months, to include the annual variation of IPCA-IBGE, or another index to replace it, plus interest rates of half percent (0.5%) per month.

CLAUSE SEVEN – MISCELLANEOUS

A)    The Central Court of the District of São Paulo is hereby elected to settle any doubts and/or litigations deriving herefrom, with the express waiver of any other, no matter how privileged it may be.

B)    The Parties agree that the specific performance of the obligations envisaged herein may be required. This document constitutes an extrajudicially enforceable instrument.

C)    This present Instrument does not represent both parties’ confession with respect to related issues, which are the subject-matter of specific lawsuits.

In witness whereof, the Parties enter into this present instrument in four counterparts of equal tenor and form, before the presence of the undersigned witnesses.

São Paulo, March 18, 2015.

Parties:

STATE OF SÃO PAULO

Renato Augusto Zagallo Villela dos Santos

São Paulo State Treasury Office

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Jerson Kelman Chief Executive Officer	Rui de Brito Álvares Affonso Chief Financial Officer and Investor Relations Officer

DEPARTMENT OF WATER AND ELECTRICITY – DAEE

Ricardo Daruiz Borsari Superintendent	José Borzani Neto Chief Financial Officer

Intervening party:

SANITATION AND WATER RESOURCES SECRETARIAT - SSRH

Benedito Pinto Ferreira Braga Júnior

Sanitation and Water Resources Secretariat

Witnesses:

Name: Flavio Fernandes Naccache RG (ID card):	Name:Marcelo Miyagui RG (ID card):

Page of signatures, an integral part of the Term of Agreement entered into between the State of São Paulo, Sabesp and DAEE on March 18, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 10, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.